

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2023

Blake Janover
Chief Executive Officer
Janover Inc.
6401 Congress Ave, Ste 250
Boca Raton, FL 33487

> **Re: Janover Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 17, 2023**
> **File No. 333-267907**

Dear Blake Janover:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2022 letter.

Pre-effective Amendment No. 2 to Registration Statement on Form S-1 filed April 17, 2023

The Offering, page 9

1. Please clarify that the 1,000 Series B Preferred Stock will automatically convert into 500,000 shares of common stock upon consummation of this offering.

Report of Independent Registered Public Accounting Firm, page F-3

2. Please note that a signed, dated, and unrestricted auditor´s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X. Please make sure the audit report and auditor consent include the proper date. It appears that both currently reference 2022.

Notes to Financial Statements
Note 5. Future Equity Obligations, page F-13

3.   We note your disclosure to, *"See Note 3 for fair value disclosures"* on page F-14. Please revise your next amendment to include the proper reference to *"Note 4."*

You may contact David Irving at (202) 551-3321 or Michele Miller at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance